UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number.  1-14893

The Pepsi Bottling Group, Inc.
(Exact name of registrant as specified in its charter)

One Pepsi Way, Somers, New York 10589 (914) 767-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Preferred Stock Purchase Rights
(Registered on Form 8-A filed on May 4, 2009)
(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share, of the Registrant
Class B Common Stock, par value $0.01 per share, of the Registrant
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:      0

Pursuant to the requirements of the Securities Exchange Act of 1934 The Pepsi Bottling Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 22, 2009	By:	/s/ David Yawman
		Name:	David Yawman
		Title:	Vice President, Associate General Counsel and Assistant Secretary